UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                    No:  ☒

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely to amend the Form 6-K, as furnished by Tele Norte Leste Participações S.A. to the U.S. Securities and Exchange Commission on February 19, 2009, or the Original Form 6-K, to include one of the pages to the exhibit hereto that was inadvertently omitted from the Original Form 6-K.

EXHIBIT INDEX

Exhibit 1	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, PETROS—Fundação Petrobras de Seguridade Social, FUNCEF—Fundação dos Economiários Federais, Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation).

Exhibit 1

PRIVATE SHAREHOLDERS’ AGREEMENT OF

TELEMAR PARTICIPAÇÕES S.A.

Hereby:

1. AG TELECOM PARTICIPAÇÕES S.A., with head offices at Av. Do Contorno, 8.123, Cidade Jardim, in the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 03.260.334/0001-92, herein represented pursuant to its Bylaws, hereinafter referred to as “AG”;

2. L.F. TEL S.A., a corporation with head offices at Av. Dr. Chucri Zaidan, 920, 16° andar, in the city of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.390.206/0001-09, herein represented pursuant to its Bylaws, hereinafter referred to as “L.F. TEL”;

3. ASSECA PARTICIPAÇÕES S.A., with head offices at Rua Pamplona, 818, conjunto 92, in the city of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 03.548.276/0001-05, herein represented pursuant to its Bylaws, hereinafter simply referred to as “ASSECA”;

4. BNDES PARTICIPAÇÕES S.A - BNDESPAR, a corporation headquartered in the city of Brasília, in the Federal District, and with an office in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. República do Chile, 100, 19° e 20° andares, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 00.383.281/0001-09, herein represented pursuant to its Bylaws, hereinafter referred to as “BNDESPAR”;

5. FIAGO PARTICIPAÇÕES S.A., a corporation with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, 231 - 11° andar, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.335.514/0001-23, herein represented pursuant to its Bylaws, hereinafter simply referred to as “FIAGO”;

6. FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, a private limited company, with head offices at Rua Lauro Muller 116, 18° andar, salas 1807/1808 (parte), Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 07.110.214/0001-60, herein represented pursuant to its Bylaws, hereinafter referred to as “FASS”;

severally referred to as “Party” and jointly referred to as “Parties”, and, also, as “Consenting Interveners”,

7. TELEMAR PARTICIPAÇÕES S.A., a publicly-held company with head offices at Praia de Botafogo, 300, 110 andar, sala 1101 (parte), Botafogo, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.107.946/0001-87, herein represented pursuant to its Bylaws, hereinafter referred to as “Company”;

8. CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI, a closed supplementary pension fund with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 501, 3° e 4° andares, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 33.754.482/0001- 24, herein represented pursuant to its Bylaws, hereinafter referred to as “PREVI”;

9. FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS, a closed supplementary pension fund with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, 98, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 34.053.942/0001-50, herein represented pursuant to its Bylaws, hereinafter referred to as “PETROS”;

10. FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF, a closed supplementary pension fund with head offices in the city of Brasília, in the Federal District, SCN Q. 02, Bloco A, 13° andar, Edifício Corporate Financial Center, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 00.436.923/0001- 90, herein represented pursuant to its Bylaws, hereinafter referred to as “FUNCEF”; and

11. ANDRADE GUTIERREZ INVESTIMENTOS EM TELECOMUNICAÇÕES S.A. with head offices at Av. do Contorno, 8.123, Cidade Jardim, in the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers Register (CNPJ/MF) under no. 04.989.739/0001-29, herein represented pursuant to its Bylaws, hereinafter referred to as “AG INVESTIMENTOS”,

WHEREAS:

I.	the Parties directly or indirectly, together with other shareholders of the Company, entered into a Shareholders’ Agreement of the Company, on August 3, 1999, in order to regulate the voting right of each of them in the Company and in its relevant subsidiaries. They have also entered into a second Shareholders’ Agreement, as of July 28, 1999, regulating the preemptive right with respect to the sale of the Company’s shares;

II.	the Company is the parent company of TELE NORTE LESTE PARTICIPAÇÕES .S.A. (“TELE NORTE LESTE”) which, in turn, is the parent company of TELEMAR NORTE LESTE S.A. (“TELEMAR”);

III.	the Parties wish to implement a corporate restructuring process in the Company and signed on this date a legal instrument for this purpose;

IV.	The Shareholder FIAGO, the quotaholders of FCF (Fundo Mútuo de Investimento em Ações) Free Portfolio, who are shareholders of FIAGO, the Consenting Intervenors PREVI, PETROS and FUNCEF, as well as FASS, will conduct an internal reorganization process which will result in the direct participation of PREVI, PETROS and FUNCEF in the Company and will increase FASS’ direct shareholding, among other consequences.

V.	the Agreement herein shall become effective from the date of its execution;

VI.	the Parties, on this date, are owners of common shares representing the Company’s capital stock (“Shares”), in the following numbers:

SHAREHOLDER	NUMBER OF COMMON SHARES	NUMBER OF PREFERRED SHARES
BNDESPAR	858,225,280	1,000,000
FIAGO	683,147,324	—
AG	352,730,590	—
L.F. TEL	352,730,590	—
ASSECA	352,730,590	—
FASS	137,316,044	—

VII.	the Parties wish to regulate certain aspects of their relationship with the shareholders of the Company, in accordance with the Article 118 of Law no. 6,404, of December 15, 1976;

THE PARTIES HERETO decide to enter into the present Private Shareholders’ Agreement of the Company (hereinafter simply referred to as “Agreement”), which shall be governed by the following sections and terms:

SECTION 1 – DEFINITIONS

1.1. Without prejudice to other definitions contained in this Agreement, the following expressions shall have the meaning assigned to them below:

(i)	“Shareholder” means the shareholders of the Company that also execute this Agreement, as defined in the introduction above;

(ii)	“Affected Shares” means all common and preferred shares issued by the Company held by the Parties, as shown in the above chart, and shall include all shares of any class or type that are subscribed, allocated or acquired for any reason by the Parties during the term of effectiveness of this Agreement, be it by means of acquisition, share splits, bonus distribution, dividend distribution with payment in shares, capitalization of profits or other reserves, conversion of shares, or arising out of incorporations, mergers or spin-offs or any other corporate reorganization operations. The definition of Affected Shares also comprises all the rights derived from holding the Affected Shares, such as subscription rights in capital increases, purchase of securities convertible into shares or subscription bonus;

(iii)	“Agreement” means this instrument;

(iv)	“Administrator” means any member of the Board of Directors or of the Board of Executive Officers of the Company or of its Relevant Subsidiaries;

(v)	“General Meeting” or “General Meetings”, as the case may be, means, respectively, the general meeting or general meetings of shareholders of the Company or of its Relevant Subsidiaries;

(vi)	“Capital Stock” means the capital stock of the Company;

(vii)	“Board Member” or “Board Members”, as the case may be, means, respectively, one or more members of the Board of Directors, as defined next;

(viii)	“Board of Directors” or “Board” means the board of directors of the Company and of its Relevant Subsidiaries;

(ix)	“Fiscal Council” means the fiscal council of the Company or of its Relevant Subsidiaries;

(x)	“Relevant Subsidiary” or “Relevant Subsidiaries” means the companies controlled by the Company, by TELE NORTE LESTE or by TELEMAR, whose net income is equal or higher than one hundred million reais (R$100,000,000.00), determined in the annual balance sheet of the previous year;

(xi)	“Business Day” means the full-time bank working day in the city of Rio de Janeiro. For the purposes of this Agreement, all periods shall be considered excluding the first day and including the last day;

(xii)	“Preemptive Right” means the right guaranteed in the Agreement to the other Parties by any Party wishing to sell, assign, transfer, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or any subscription rights resulting thereof, always taking into account the particularities set forth in this Agreement;

(xiii)	“Subscription Right” means the right of the Parties to the subscription of bonds and/or securities issued by the Company, provided they result from the Affected Shares which, on the date of issue, grant, may grant, or allow the subscription of securities issued by the Company;

(xiv)	“Executive Officer” or “Executive Officers”, as the case may be, means, respectively, one or more members of the Board of Executive Officers, as defined next;

(xv)	“Chief Executive Officer” means the chief executive officer (CEO) of the Company, of TELE NORTE LESTE and of TELEMAR;

(xvi)	“Board of Executive Officers” means the board of executive officers of the Company and of its Relevant Subsidiaries;

(xvii)

“Net Debt” means the Company’s Consolidated Debt less its Cash, as defined next: (i) Cash means the sum of the short-term investments of the Company, such as Financial Investment Funds, Bank Deposit Certificates (CDBs), Bank Depositary Receipts (RDBs), mortgage notes and others, and (ii) Consolidated Onerous Debt means the sum, on a certain date, of the debts related to loans, financings and installments that have been contracted by the Company and its subsidiaries, which are restated by a certain index or interest rate. In the Standardized Financial Statements sent to the Brazilian Securities and Exchange Commission (CVM), it corresponds to the loans and financings of the Current and Noncurrent Liabilities, according to the Company’s consolidated financial statements. Loans among subsidiaries of the Company shall not be taken into account when determining the Net Debt.

(xviii)	“EBTIDA” means TELEMAR’s consolidated result for the year before interest, taxes, depreciation and amortization;

(xix)	“Bylaws” means the bylaws of the Company, of TELE NORTE LESTE or of TELEMAR and of its Relevant Subsidiaries in force on the date of execution of this Agreement;

(xx)	“Consolidated Net Income” means the overall value of the Company’s and its Relevant Subsidiaries’ net income;

(xxi)	“Related Parties” means: (i) direct or indirect subsidiaries of any of the Parties; (ii) direct or indirect parent companies of any of the Parties; (iii) any company directly or indirectly controlled by the controlling shareholders of any of the Parties; and (iv) any form of association, including joint ventures, collective investment entities, special partnerships of any of the Parties, their parent companies, subsidiaries or companies under common control;

(xxii)	“Representatives” means the individuals whose role is to represent any of the Parties in the General Meetings, Preliminary General Meetings and Meetings of the Board of Directors;

(xxiii)	“Meetings of the Board of Executive Officers” means the meetings of the members of the Board of Executive Officers of the Company and of its Relevant Subsidiaries;

(xxiv)	“Meetings of the Board of Directors” means the meetings of the members of the Board of Directors of the Company or of its Relevant Subsidiaries;

(xxv)	“Chairman of the Board” means the Chairman of the Board of Directors of the Company and of its Relevant Subsidiaries;

(xxvi)	“Preliminary General Meeting” means the meeting of representatives of the Parties to be held before any General Meetings and Meetings of the Board of Directors of the Company and of its Relevant Subsidiaries, with the purpose of defining the vote of the Parties, of their representatives in the Company’s Board of Directors and of the members of the Board of Directors of their Relevant Subsidiaries to be cast in said events; and

(xxvii)	“TELE NORTE LESTE” means TELE NORTE LESTE PARTICIPAÇÕES S.A., a corporation with head offices at Rua Humberto de Campos, 425, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under no. 02.558.134/0001-58.

1.2. Other Definitions. The definitions above do not exclude other definitions included in the Agreement’s introduction or body, including those indicated within double quotation marks or parentheses.

SECTION 2 – BASIC PRINCIPLES OF THE COMPANY

2.1. The Parties agree to exercise their respective voting rights at the Company’s General Meetings so that:

2.1.1. The Company has as its corporate purpose to hold an interest in the capital stock of TELE NORTE LESTE, having authority, through TELE NORTE LESTE and other subsidiaries, to: (i) exercise control of companies operating conventional (landline) telephone utility services and mobile telephone services (“SMP - Personal Mobile Service”), pursuant to the laws in force; (ii) promote, through subsidiaries or affiliated companies, the expansion and implementation of telecommunication services, in its respective areas of concession, authorization or permit; (iii) promote, carry out or guide fund raising from internal or external sources to be used by TELE NORTE LESTE, by TELEMAR and by Relevant Subsidiaries; (iv) promote and encourage studies and research seeking the development of the telecommunications sector; (v) perform, through subsidiaries or affiliated companies, specialized technical services related to the telecommunications area; (vi) promote, encourage and coordinate, through its subsidiaries or affiliated companies, the training of staff required by the telecommunications sector; (vii) carry out or promote imports of goods and services to its subsidiaries or affiliated companies; (viii) exercise other activities related to its corporate purpose; and (ix) hold interest in the capital of other companies.

2.1.2. The Company ensures that:

(a) the business management of its Relevant Subsidiaries is performed by experienced, independent and trained professionals with the required qualifications for the positions they hold, being these requirements also applied to the employees of its Relevant Subsidiaries. Any employment relationship or any other form of professional relationship existing between the Shareholders, their controlling parties and the executive officers of the Relevant Subsidiaries shall be fully extinguished before they take office;

(b) the strategic decisions of TELE NORTE LESTE, TELEMAR and its Subsidiaries are always based on the best interest of these companies;

(c) any business relationship of the Parties with TELE NORTE LESTE, TELEMAR or its Relevant Subsidiaries is always conducted according to market conditions;

(d) the strategic decisions concerning TELE NORTE LESTE, TELEMAR or its Relevant Subsidiaries have as basic purposes the maintenance and growth of its main business, the development of new projects, the increase of the operating margin, and the proper remuneration of shareholders;

(e) the management of TELE NORTE LESTE, of TELEMAR and of its Relevant Subsidiaries seeks high levels of profitability, efficiency, productivity and competitiveness in their activities and those of their subsidiaries or affiliated companies;

(f) each Party takes all the necessary and efficient measures to hold Preliminary General Meetings on a timely basis, abstaining from performing acts that in any way might prevent, postpone or hinder the Preliminary General Meetings;

(g) the management of TELE NORTE LESTE, of TELEMAR and of its Relevant Subsidiaries is responsible for properly managing relationships with consumers, regulating bodies, minority shareholders, the community and public institutions with which TELE NORTE LESTE, TELEMAR and its Relevant Subsidiaries should have a relationship with;

(h) the members of the Board of Directors of the Company may request, individually and at any time, information and documents related to the business and activities of the Company and its direct or indirect subsidiaries, being essential that these subsidiaries fulfill such requests in the shortest possible time, irrespective of a joint resolution by the management body they belongs to;

(i) the Boards of Directors of TELE NORTE LESTE, of TELEMAR and of its Relevant Subsidiaries establish policies and procedures for the acquisition of goods and services of any nature, even adopting the Company’s Code of Ethics for their Administrators and employees, so as to ensure efficiency and transparency in managing the resources of these companies, according with international standards and best practices; and

(j) the Boards of Directors of TELE NORTE LESTE, of TELEMAR and of its Relevant Subsidiaries are advised by internal audit, remuneration and finance standing committees, and may establish other committees that might be necessary according to the specific situation of each mentioned company.

2.2. The Parties undertake to exercise their respective voting rights pursuant to the basic principles established in Section 2.1 and in the other sections herein. When applicable, the basic principles described in the Section 2.1 and in the other sections of this Agreement shall be fulfilled with respect to the Relevant Subsidiaries.

SECTION 3 – PRELIMINARY GENERAL MEETINGS

3.1. The Parties shall meet prior to any General Meeting or Meeting of the Board of Directors. At the Preliminary General Meetings, each common Affected Share shall be entitled to one (1) vote and the resolutions taken shall be recorded in writing and bind the votes of all the Parties in the respective General Meeting. Moreover, the Parties undertake to make sure that the vote of their representatives at the Meetings of the Board of Directors is in accordance with the decision made at the Preliminary General Meetings and also to make arrangements for its implementation.

3.2. At the Preliminary General Meetings, the matters within the scope of the General Meetings and of the Board of Directors of the Company and of its Subsidiaries, which are not subject to the special quorums set forth in this Section 3, shall be resolved through the vote of representatives of fifty percent plus one (50% + 1) of the Affected Shares, calculated as described in Section 3.1 above.

3.2.1. The matters described below, before being submitted to the Board of Directors and the General Meetings of the Company and its Relevant Subsidiaries, shall mandatorily be resolved in a Preliminary General Meeting, and they shall only be approved through the favorable vote of shareholders, through their representatives, when reaching the respective percentage, as defined in the following subitems, calculated as per Section 3.1 above:

I - 66.67% of the Common Affected Shares:

(i)	any amendment to the bylaws of the Company and its Relevant Subsidiaries, except for the bylaw-related matters referred to in items II and III of this Section, which shall comply with the quorums stipulated thereon;

(ii)	approval of contracts of any nature that all together imply obligations amounting to more than fifty million reais (R$50,000,000.00) and which have not been estimated in the annual budget;

(iii)	any individual transaction between the Company and its Relevant Subsidiaries, on one side, and its Shareholders and any Related Parties, on the other side, in an amount higher than ten million reais (R$10,000,000);

(iv)	any agreement executed between CONTAX PARTICIPAÇÕES S.A (CONTAX) and the Company or any of its Relevant Subsidiaries, irrespective of the amount of the transaction;

(v)	approval of the policy for donation of goods and funds;

(vi)	annual investments of any nature, which have not been estimated on the respective budgets, in projects exceeding, either individually or cumulatively, the amount of fifty million reais (R$50,000,000.00);

(vii)	approval of the Chief Executive Officers of the Relevant Subsidiaries nominated by the Committee for Selection of CEOs, pursuant to Section 5.2 below, as well as the approval of the companies for selection of the executives nominated by the Committee for Selection of CEOs, as established in Section 5.3 below;

(viii)	increase of capital or issue of convertible securities aiming to raise funds for the acquisition of companies; and

(ix)	creation of subsidiary or acquisition of control of other companies as well as authorization for any type of association or execution of shareholders’ agreements.

II - 70% of the Common Affected Shares:

(i)	approval and change of the annual budget and multiannual investment plans of the Company and of its Relevant Subsidiaries, including the policy for remuneration of the Administrators;

(ii)	annual or multiannual investments of any nature, which have not been estimated on the respective budgets, in projects exceeding, either individually or cumulatively, an amount equal to five percent (5%) of the approved investment budget, considering the overall value of the Company and of its Relevant Subsidiaries;

(iii)	capital increase, capital reduction or the issue of any securities, except the assumption set forth in item I (viii) above;

(iv)	creation of preferred shares or increase of the existing class, without keeping the proportion with the other types or classes;

(v)	change to the preferences, advantages and terms for redemption or amortization of one or more classes of preferred shares, or creation of a new more favorable class;

(vi)	any proposal to pay or allocate dividends or interest on capital that is lower than twenty five percent (25%) of the net income;

(vii)	any proposal to create reserves, provisions or to change the accounting criteria that imply, individually or cumulatively, a variation of TELEMAR’s Net Income in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(viii)	any proposal to allocate dividends, interest on capital or amounts allocated pursuant to the terms of Section 3.9 below, in which the reduction of cash implies an increase of the Net Debt/EBITDA ratio to an amount higher than 2.5;

(ix)	approval of any loan, financing or the concession of any separate or cumulative real or personal guarantee within the budget period in force, in amount higher than two percent (2%) of the shareholders’ equity;

(x)	authorization to the Board of Executive Officers to purchase or sell permanent assets, create in rem guarantees, grant guarantees to third party obligations, take out loans, waive rights, compromise or encumber in any way goods or values which represent a liability equal to or higher than two percent (2%) of the shareholders’ equity;

(xi)	approval of proposal for acquisition by the Company or any of its Relevant Subsidiaries of shares issued by the Company itself or issued by other Relevant Subsidiaries implying the increase of the Net Debt/EBTIDA ratio to a value higher than 2.5;

(xii)	selection of independent auditors; and

(xiii)	amendment to the bylaws of the Company or of its Relevant Subsidiaries as a result of the matters and resolutions listed in this item II.

III - 84% of the Common Affected Shares:

(i)	sale or encumbrance of shares issued by its Relevant Subsidiaries or the issue by the Company or its Relevant Subsidiaries of shares or securities convertible into shares that results or might result in loss of the equity control of the Company and of its Relevant Subsidiaries;

(ii)	adoption of any procedure that results in the loss by the Company of the equity control of its Relevant Subsidiaries due to facts other than the ones indicated in item (i) above, such as not exercising the preemptive right to the subscription of shares or securities convertible into shares, not taking part in mergers, incorporations or spin-offs;

(iii)	merger, spin-off, amalgamation, incorporation of shares or transformation involving the Company or its Relevant Subsidiaries, including the swap or payment in kind by using shares issued by these companies;

(iv)	the Company or its Relevant Subsidiaries going public or going private;

(v)	amendment to the corporate purpose of the Company or of its Relevant Subsidiaries;

(vi)	stake in group of companies;

(vii)	dissolution of the Company or of any of its Relevant Subsidiaries; and

(viii)	amendment to the bylaws of the Company or of its Relevant Subsidiaries as a result of the matters and resolutions listed in this item III.

3.2.2. The matter set forth in Section 3.2.1.I (iii) shall only be approved at the respective Preliminary General Meeting if there is an affirmative vote of the representatives of the shareholders representing the quorum indicated thereon, with the abstention of the interested Party.

3.2.3. In the event of a disagreement and until the matter set forth in Section 3.2.1. II (i) above is approved, the respective Managements of the Company, TELE NORTE LESTE, TELEMAR or of its Relevant Subsidiaries shall observe, when applicable, the multiannual investments or annual budget already approved in the previous year, as the case may be.

3.2.4. The matters set forth in Sections 3.2.1. I, II or III above, which involve limits of pecuniary amounts or percentages, are also applicable, taking into consideration the respective quorums, to all the subsidiaries of the Company.

3.3. The Preliminary General Meetings, set forth in Section 3.2.1, shall comply with the rules below.

3.3.1. The Preliminary General Meetings shall be called at least seven (7) days prior to the date set for them to be held, by the Chief Executive Officer, by any of the Parties, by any written means, provided it is possible to prove that the call notice was received by all Shareholders.

3.3.2. The Preliminary General Meeting shall take place on first call, at least, on the second business day prior to each General Meeting or Meeting of the Board of Directors of the Company and of its Relevant Subsidiaries.

3.3.3. The Administrators shall make available to Shareholders, on the date of the respective call, all information and documents related to the matters to be resolved at the respective Preliminary General Meeting.

3.3.4. The Preliminary General Meeting shall be held at the Company’s headquarters.

3.3.5. The Preliminary General Meeting may be held at any place and at any time provided it is attended by all Parties.

3.3.6. The Preliminary General Meeting shall be instated on first call with the attendance of Parties representing, at least, 70% of the Affected Shares and, on second call (to be held 24 hours after the first call), with the attendance of Parties representing, at least, 50% plus one, of the Affected Shares.

3.3.6.1 If, on first call, a quorum has not been reached to hold the Preliminary General Meeting after 30 minutes have elapsed from the time set for the meeting, the Chief Executive Officer shall communicate the lack of quorum to the Parties, pursuant to the terms of the Section 15 below, and the Preliminary General Meeting shall take place on a second call, according to Section 3.3.6 above.

3.4. The resolutions taken at the Preliminary General Meetings shall be recorded in writing and shall bind the votes of all the Parties in the corresponding General Meeting or the vote of Board Members nominated by them in the corresponding Meeting of the Board of Directors, when the resolution is taken by one of these boards.

3.5. The Party which does not attend the Preliminary General Meeting hereby undertakes to vote at the General Meeting and to make sure that its representatives vote at the Meeting of the Board of Directors in accordance with what has been established at the Preliminary General Meeting from which it was absent.

3.6. In the event Preliminary General Meetings are not instated, the Parties shall vote at the respective General Meeting or Board of Directors’ Meeting, and to cause their representatives to vote so as to keep the status quo of the Company or of its Relevant Subsidiaries, as the case may be.

3.7. Pursuant to the provision of item 3.2.1 (II) (viii), the Parties hereby undertake to vote and cause their representatives in the Board of Directors to vote (if applicable) so as to allocate as dividends all profits of the Company after making the legal deductions, the contributions required for the constitution and creation of legal and statutory reserves and the contributions that might be needed for making investments that have been approved by the respective Board of Directors.

3.8. The Parties undertake to vote and cause their representatives in the Board of Directors to vote for the purpose of calling the General Meeting or the Board of Directors’ Meeting (if applicable) of the Company to resolve on the allocation of dividends as soon as they are received by TELE NORTE LESTE and/or TELEMAR, pursuant to Article 123 of Law no. 6,404/76, amended by Law no. 9,547, of May 5, 1997.

3.9. In accordance with the provision of item 3.2.1 (II) (viii) and the contractual obligations assumed by the Company, the Parties agree to vote affirmatively in a Preliminary General Meeting called for the purpose of distributing funds to the Company’s shareholders, even if in a certain year there is no realized gains, through accounting and/or corporate transactions that make this distribution possible, provided they are made in compliance with the applicable legislation and the generally-accepted accounting principles.

SECTION 4 – ELECTION OF MEMBERS OF BOARDS OF DIRECTORS AND FISCAL COUNCILS

4.1. The Company’s Board of Directors shall be comprised of nine (9) members and an equal number of alternate members. The Parties undertake to vote and cause their representatives to vote at the Preliminary General Meetings and General Meetings in which the election of Board Members is the subject of a resolution, in accordance with the provision of this Section and of Section 3.2.1.

4.1.1. The Parties AG and L.F. TEL as well as FASS, jointly, are entitled to nominate the majority of the members of the Board of Directors of the Company as well as the majority of the members of the Board of Directors of the Relevant Subsidiaries.

4.1.2. Each of the Parties shall be entitled to elect one (1) member, and respective alternate member, of its Board of Directors and of the Board of Directors of its Relevant Subsidiaries, at each nine percent (9%) of the voting capital stock they own in the Company.

4.1.2.1. BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, when joining this Agreement as provided by the terms herein) shall be entitled to add their percentage of Voting shares, being assured the right to elect at each nine percent (9%) of said Shares they jointly own, one (1) member, and respective alternate member, of its Board of Directors and of the Board of Directors of its Relevant Subsidiaries.

4.1.3. The Parties undertake to exercise their respective voting rights for the purpose of electing the highest possible number of members of the Board of Directors of their Relevant Subsidiaries, as required by this Agreement, pursuant to Sections 4.1.1 and 4.1.2 above, even if for such Boards, the members are elected by minority shareholders and holders of preferred shares, observing that, in this event, if necessary, the Parties shall vote to amend the respective bylaws so as to adjust the above Sections 4.1.1 and 4.1.2.

4.1.4. In the event that a position of a sitting Board Member or his respective alternate becomes vacant or an impediment exists, it is incumbent upon the Shareholder who nominated this member to nominate another, who shall be approved at a Preliminary General Meeting and elected by the General Meeting.

4.2. BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, after joining this Agreement as provided by the terms herein) shall be entitled to nominate a member of the Fiscal Council, when in operation. These Parties shall establish a rotation system for nominating their representatives as members of the fiscal council.

4.2.1. BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, when joining this Agreement as provided by the terms herein) shall be entitled to nominate members of the Board of Directors of the Subsidiaries, relevant or not, whenever AG, L.F. TEL and FASS have nominated members for the same Boards, pursuant to items 4.1.2 and 4.1.2.1.

SECTION 5 – ELECTION AND DISMISSAL OF MEMBERS OF THE BOARD OF EXECUTIVE OFFICERS

5.1. The Company’s Board of Executive Officers shall be comprised of three (3) Executive Officers, and the Chief Executive Officer and another Executive Officer shall be chosen by AG, L.F. TEL and FASS; FIAGO shall be entitled, while holding twenty nine percent (29%) of the Shares (or PREVI, PETROS, and FUNCEF while jointly holding twenty nine percent (29%) of the Shares), to nominate one Executive Officer.

5.2. The process for nomination of persons for the positions of Chief Executive Officers of the Subsidiaries shall be conducted by the Committee for Selection of CEOs, and the nominated names shall be approved at a Preliminary General Meeting by shareholders representing, at least, 2/3 of the Shares.

5.2.1. The Committee, specially created to conduct the selection process, according to the Bylaws, shall be comprised of three (3) members. One (1) representative shall be jointly nominated by BNDESPAR and FIAGO (and PREVI, PETROS and FUNCEF, when they join this Agreement as provided by the terms herein), and the other two (2) representatives shall be nominated by AG, L.F. TEL and FASS. The Committee shall recommend, by majority, the name of one of the candidates for approval by the Parties at a Preliminary General Meeting.

5.3. If at the Preliminary General Meeting the Parties resolve not to recommend the selected candidate, the Committee shall provide a list with three companies, of international standard, specialized in recruiting executives, which shall be approved through the vote of at least 2/3 of the Parties, calculated as described in Section 3.1.

5.3.1. Following the approval of the three companies selected by the Committee, pursuant to the guidelines above, the Parties representing at least twenty-nine percent (29%) of the Affected Shares may exclude one of the three companies of the list.

5.3.2. AG, L.F. TEL and FASS shall choose one company out of the remaining companies, after the exclusion mentioned in item 5.3.1 above (or among the three, if such exclusion did not take place), which shall support the Committee in the selection of the candidate.

5.3.3. With the support of the selected company, the Committee shall nominate three (3) candidates to hold the position of Chief Executive Officer for evaluation by the Parties, observing the following:

(a) the candidate shall not have been an employee or shall not have been appointed for management positions of the Parties or of the subsidiaries of the Parties; and

(b) the candidate shall necessarily be experienced in the administration of large-size companies.

5.3.4. AG, L.F. TEL and FASS shall select the new Chief Executive Officer among the nominated names, and one of the nominees may be excluded by Shareholders representing at least twenty-nine percent (29%) of the Shares. In this case, AG, L.F. TEL and FASS shall make the selection from among the two remaining executives.

5.4. TELE NORTE LESTE’s executive officers shall be nominated by the Chief Executive Officer (CEO) of TELE NORTE LESTE, and the Executive Officers of the other Relevant Subsidiaries shall be nominated by TELE NORTE LESTE’s CEO jointly with the CEO of the respective Relevant Subsidiary.

SECTION 6 – EXERCISE OF THE VOTING RIGHT

6.1. In addition to the measures set forth in this Agreement, the Parties agree to make use of the voting right related to their Affected Shares to fully comply with the Agreement herein, and none of the Parties are allowed to enter into any other voting agreements, except for the Shareholders’ Agreement executed on this date by AG, L.F. TEL and FASS, whose entire content is known by the Parties.

6.1.1. The Shareholders’ Agreement entered into among AG, L.F. TEL and FASSshall not be amended without the prior and express consent of the othersignatories of this Agreement.

6.1.2. In case of conflict between the provisions of this Agreement and those of the shareholders’ agreement executed by AG, L.F. TEL and FASS, the provisionsof this Agreement shall always prevail.

6.1.3. It is hereby established that the Parties, the Intervening Parties and their parent companies which hold common or preferred voting shares (even if limited) ofRelevant Subsidiaries undertake not to exercise their voting right and to instruct their representatives in these companies not to vote, as the case may be, whenever this vote is a determining factor to prevent the approval at a General Meeting or at a Meeting of the Board of Directors of said Relevant Subsidiary of a matter previously approved at a Preliminary General Meeting of the Company, pursuant to this Agreement.

6.2. In the event any Party or its parent company enters in a process of bankruptcy, arrangement with creditors, court or out-of-court winding up, is subject to public intervention, or if its dissolution has been resolved, all Affected Shares held by such Party shall remain subject to all the sections and terms of this Agreement; however, the exercise of its respective voting rights at the Preliminary Meetings shall be suspended while the event (provided for in this section) that caused this suspension lasts.

6.2.1. It is also agreed that the instatement and resolution quorums of Preliminary Meetings defined herein shall be observed not considering, for the respective calculation, the interest percentage of the Party whose share voting rights have been suspended, as provided by the terms of Section 12 and/or by determination of the National Agency for Telecommunications (Anatel).

SECTION 7 – ENCUMBRANCE OF SHARES

7.1. The Parties may offer the Affected Shares as pledge or collateral, which shall only be valid and effective if the creditor expressly states in writing that it is aware of all the provisions of this Agreement and that it shall comply with all the rules set forth herein, mainly with regard to the Preemptive Right that shall always be observed. Any pledge or collateral including the Affected Shares shall be immediately communicated to the Company, which in turn shall notify all other Shareholders as to the lien.

7.2. The Parties are prohibited from, with regard to the Affected Shares, creating beneficial rights, fiduciary alienation, trust, executing a purchase commitment or grant option, creating a preemptive right, leasing, and executing other shareholders’ agreements except for the Shareholders’ Agreement set forth in Section 6.1 above.

7.3. The Parties are also prohibited from pledging any of their Affected Shares. However, if, irrespective of the Party’s wish, the pledge becomes effective, the Party shall make sure that within thirty (30) days from the effective date of the pledge, the object of the pledge is replaced, thus releasing all of the pledged shareholdings. The Party which fails to take the necessary measures to replace and release the pledge within the period set forth herein shall be liable for damages it might have caused. Moreover, if the defaulting Party does not replace the pledged shares and fails to pay the debt, the other Shareholders will have the option of redeeming the debt of the Shareholder who pledged his shares, releasing the shares from the pledge and acquiring them from the defaulting Party, proportionally to their contribution for payment of the debt. In this case, the shareholders shall be entitled to file a subrogation lawsuit against the defaulting Shareholder, so as to be compensated for the damages suffered.

7.4. The other Parties acknowledge that the Affected Shares of AG (or AG INVESTIMENTOS) and L.F. TEL, as a result of the debentures issued by AG (purpose of the 1st issue of debentures by AG) and L.F. TEL (purpose of the 3rd issue by L.F. TEL), subscribed by BNDESPAR, will be given as collateral for said debentures to be issued by AG and L.F. TEL and subscribed by BNDESPAR to refinance said issue. The Parties further acknowledge that the debentures of AG’s 1st issue and of L.F. TEL’s 3rd issue are exchangeable for Affected Shares held directly or indirectly by AG and L.F. TEL, as provided by the terms of said debentures, and that if this right is exercised by BNDESPAR, the provisions of this Agreement concerning the transfer of the Affected Shares shall not be applicable. Additionally, the Parties hereby agree that, if AG (or AG

INVESTIMENTOS) and L.F. TEL happen to purchase shares issued by TELE NORTE LESTE with funds raised through the issue of said debentures, (i) the shares may be given as collateral by AG (or AG INVESTIMENTOS) and by L.F. TEL for said debentures and (ii) they may be subject to a purchase option to be granted to BNDESPAR, in the capacity of holder of the debentures, in both cases irrespective of any prior approval or authorization in writing of the other Parties.

7.5. Any third party that might acquire the Affected Shares pursuant to the terms of this Section 7, always in compliance with the rules set forth in this Agreement, shall expressly state, in writing, that it is aware of all the terms of this Agreement and adheres to them with no restrictions.

7.6. Any legal acts concerning the Affected Shares performed in noncompliance with the procedures and rules established in this Agreement shall be ineffectual with regard to the Company and the other Parties and shall not be recognized or carried out by the Parties and the Company.

SECTION 8 – PREEMPTIVE RIGHT IN THE TRANSFER OF AFFECTED SHARES AND SUBSCRIPTION RIGHTS

8.1. The Parties shall not sell, assign or transfer, free of charge or at a price, directly or indirectly, grant to the capital of another company, transmit or, in any way, sell or dispose of their Affected Shares. Furthermore, the Parties shall not sell, assign, grant to the capital of another company, transfer, free of charge or at a price, directly or indirectly, transmit or, in any way, sell or dispose of their Subscription Rights, save in accordance with the provisions below.

8.2. Should one of the Parties (“Offeror Party”) receive a proposal (“Proposal”) from any of the Parties (pursuant to the provision of items 8.17 to 8.24) or from third parties (“Proponent”) to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, the Offeror Party shall notify in writing (“Notice”) the other Parties (“Offeree Party”), offering them the Affected Shares it intends to dispose of (“Offered Shares”) or the Subscription Rights it intends to assign (“Offered Rights”), informing the price, currency, place of payment and all other terms and conditions of the Proposal (including the Proponent’s name, full qualification and commitment of, in the event of acquisition of the Offered Shares or Offered Rights, joining this Agreement), which shall be irrevocable and irreversible and, as the case may be, have attached (i) a letter of guarantee of a prime banking institution, and (ii) the respective corporate approvals to carry out the operation. The Offeror Party shall also communicate its intention of accepting the Proposal, a copy of which shall be attached to the Notices.

8.3. The Offeree Parties shall have Preemptive Right in the acquisition of the Offered Shares and the Offered Rights, according to the terms and conditions of the Proposal, over all Affected Shares, proportionally to the number of Affected Shares they hold, excluding the Affected Shares owned by the Offeror Party. The exercise of the Preemptive Right shall be subject to the procedures mentioned below.

8.3.1 Each Offeree Party shall only exercise its Preemptive Right over all, and not less than all, of the Offered Shares or Offered Rights it is entitled to, according to the proportion rule referred to at the end of item 8.3, without prejudice to the Preemptive Right over the Unsold Shares, as defined below, and the Offeree Party shall not exercise its Preemptive Right only over part of the Offered Shares or Offered Rights it is entitled to, pursuant to the proportion rule mentioned in item 8.3.

8.4. Within thirty (30) days as of the date of receipt, by the Offeree Parties, of the Notice sent by the Offeror Party, pursuant to item 8.2, each Party shall send a written notification (“Notification”) to the Offeror Party indicating that:

(a) it wishes to exercise its Preemptive Right over all of the Offered Shares and/or Offered Rights it is entitled to, according to the proportion rule mentioned in item 8.3; or

(b) it wishes to waive its Preemptive Right (considering that the lack of notification within the established period shall be understood as a waiver of the Preemptive Right), bearing in mind that the assignment of the Preemptive Right, at any time, to any other Party or to third parties by the Offeree Parties is not allowed.

8.5. In the event that one or more Offeree Parties waive their respective Preemptive Right to the acquisition of the Offered Shares and/or Offered Rights they are entitled to, the Offered Shares and/or Offered Rights over which the respective Offeree Party does not exercise its Preemptive Right (the “Unsold Shares”) shall be offered to the other Offeree Parties which have notified the Offeror Party according to the terms of above item 8.4 (a). The Offeree Parties shall be notified by the Offeror Party so that they may, within fifteen (15) days after the end of the period referred to in item 8.4, exercise their Preemptive Right.

8.5.1. Each of the Offeree Parties, with regard to the acquisition of the Unsold Shares, may only exercise its Preemptive Right over all of the Unsold Shares. If more than one Offeree Party, with reference to the acquisition of the Unsold Shares, exercises its Preemptive Right over the Unsold Shares, such Offeree Parties shall be obliged to acquire the Unsold Shares proportionally to the number of Affected Shares they hold in relation to the total number of Affected Shares, excluding the share ownership of all the other shareholders.

8.5.2. Each of the Offeree Parties, notified as to the exercise of the Preemptive Right over the Unsold Shares, shall reply in writing to the Offeror Party within fifteen (15) days from the date of receipt of the notification sent by the Offeror Party referred to in item 8.5, indicating that: (a) it wishes to exercise its Preemptive Right over all of the Unsold Shares, and not less than all of the Unsold Shares (it is not allowed to exercise its Preemptive Right only over part of the Unsold Shares); or (b) it wishes to waive its Preemptive Right over the Unsold Shares (considering that the lack of reply within the established period shall be understood as a waiver of the Preemptive Right over the Unsold Shares), bearing in mind that the assignment of the Preemptive Right, at any time, to any other Party or to third parties by the Offeree Parties is not allowed.

8.6. If, at the end of the established period in above item 8.5.2, some Unsold Shares still remain, the Company shall be entitled to acquire such Unsold Shares, provided that:

(a) it informs, through any of its Executive Officers, duly authorized by the Board of Directors, the Offeror Party of such intention, within two (2) business days after the end of the established period referred to in item 8.5.2 above; and

(b) its profits or reserves, except for the legal reserve, are sufficient to purchase the Offered Shares and/or the Unsold Shares.

8.7. The Parties shall have preemptive right to acquire the shares of the Company’s voting treasury stock at the time they are put for sale by the Company, while complying with the procedure described in above item 8.3, except for the Company’s preemptive right with regard to the acquisition of Unsold Shares.

8.8. When the periods established in items 8.4, 8.5 or 8.6 have finished, as the case may be, the Offered Shares and/or Offered Rights shall be disposed of, within the following fifteen (15) days, (i) to the Offered Parties that have notified the Offeror Party, within the established period, of their intention of acquiring the Offered Shares or Offered Rights and, possibly, the Unsold Shares, according to the same terms and conditions set forth in the Proposal, and (ii) to the Company, as the case may be.

8.9. If the Offeree Parties and/or the Company have not exercised their respective Preemptive Rights over all of the Offered Shares and/or Offered Rights, pursuant to the terms set forth before, the Offeror Party shall be free to, as provided by the terms of the Proposal, within thirty (30) days following the end of the period established in item 8.6 above, sell all of the Offered Shares and/or Offered Rights to the Proponent or, at the discretion of the Offeror Party, sell to the Proponent the parcel of the Offered Shares and/or Offered Rights over which the Parties have not exercised the preemptive right, so as to ensure that the Offeror Party may sell all of the Offered Shares and/or Offered Rights.

8.10. The buyer of the Offered Shares shall be irrevocably obliged to adhere, in an absolute and irreversible manner, to the terms of this Agreement, through an amendment or by means of a mail sent by the Registry of Deeds and Documents to the Company and the other Parties, under penalty of ineffectiveness of said sale. In the case of the Subscription Right, the buyer of the Offered Rights shall undertake to adhere to this Agreement at the time of conversion of the bonds or securities into voting shares or of their subscription.

8.11. The restrictions related to the transfer of Affected Shares set forth in item 8.1 above shall not apply to the transfer of Affected Common Shares by a Party to a Board Member and his respective alternate designated by this same Party and who is not a shareholder of the Company, observing that such Board Member and his respective alternate shall return said shares to the respective Party when they no longer hold the position of Board Member or alternate, or transfer the shares to the Board Member and respective alternate who replace them.

8.12. Any sale, transfer, assignment or disposal of the Affected Shares or Subscription Rights in violation of the provisions of this Section 8 shall be invalid, and the Company is hereby forbidden to record it in its books.

8.13. Each of the Parties shall forward to the other Parties and the Company copies of all Notices and notifications sent by them, related to the exercise of the Preemptive Right referred to in this Section.

8.14. Pursuant to the provisions of this Agreement, in the event of sale to third parties of all or part of the Affected Shares held by a certain Party, the buyer will succeed the selling Party in all its rights and obligations set forth in this Agreement – or proportionally to the acquired Affected Shares, in case of a partial sale, and the Agreement shall remain unchanged. If the shares are sold to a Party of the Agreement, the buying Party shall add to the rights and obligations it already has, the rights and obligations previously held by the selling Party. In the event there is more than one buyer, each buyer shall succeed, on a pro rata basis, the selling Party in all its rights and obligations set forth in this Agreement Whenever the Affected Shares are purchased by third parties, these shall nominate a representative to take part in the Preliminary General Meetings.

8.15. In the event of a partial sale of the Affected Shares, and particularly with regard to the rules for electing members of the Board of Directors set forth in Section 4 above, the Selling Party(ies) and the Buying Party(ies), as a condition for carrying out the transaction, shall mutually decide who shall have the right to nominate the Board member(s) previously nominated by the selling Party(ies).

8.16. The Parties undertake to promote the General Meeting for the purpose of replacing the Board Member, as a result of the facts referred to in the previous section, as well as to contribute with their votes for electing the Board Member of the Party entitled to its nomination.

8.17. It is hereby established that the transfer of the Affected Shares and/or Subscription Rights among AG and L.F. TEL and FASS shall not be subject to the rules set forth in this Section 8, except for the procedural rules herein defined. In the event AG or L.F. TEL receives a Proposal from third parties or from any of the Parties to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, the one shall offer these to the other and, if the Offeree Party waives said offer, or if it does not exercise the preemptive right pursuant to the terms of this Agreement, AG or L.F. TEL, as applicable, shall offer its Affected Shares and/or Subscription Rights to the other Parties, as provided in this Agreement.

8.17.1. It is hereby established that if FASS receives a Proposal from third parties or from any of the Parties to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, it shall first offer these to AG and L.F. TEL and, if both of them waive said offer, or if they do not exercise the preemptive right pursuant to the terms of this Agreement, FASS shall offer its Affected Shares and/or Subscription Rights to the other Parties, as provided for in this Agreement.

8.18. It is hereby established that the transfer of the Affected Shares and/or Subscription Rights among PREVI, PETROS and/or FUNCEF, when they join these Agreement as provided by the terms herein, shall not be subject to the rules set forth in this Section 8, except for the procedural rules herein defined. If any of these Parties receive a Proposal from third parties or from any of the Parties to sell, assign or transfer, free of charge or at a price, grant to the capital of another company, transmit or, in any way, sell or dispose of part or all of its Affected Shares or Subscription Rights, it shall offer these to one another and, if all of them waive said offer or do not exercise the preemptive right pursuant to the terms of this Agreement, the Offeror Party shall offer its shares to all other Parties, as provided for in this Agreement.

8.19. BNDESPAR has the Preemptive Right in the acquisition of the Offered Shares and Offered Rights, however, it is not subject to the Preemptive Right rules established above for the disposal of the Affected Shares and Subscription Rights it holds, which shall comply with the provision of item 8.20 below.

8.20. If BNDESPAR intends to sell its Affected Shares or its Subscription Rights, it shall sell them through a public auction (“Public Auction”) and shall notify the other Parties of the referred to auction.

8.20.1. The call notice of the Public Auction of BNDESPAR’s Affected Shares or Subscription Rights shall provide for the possibility of the other Parties to exercise their preemptive right for buying at the Public Auction at the same fixed end price, complying with the periods established in this instrument.

8.20.2. If the Public Auction call notice sets forth the sale of a single lot of Affected Shares or Subscription Rights held by BNDESPAR, the other Parties shall only exercise their preemptive right for the whole lot of Affected Shares or Subscription Rights.

8.20.3. BNDESPAR undertakes to observe a minimum period between the auctions set forth in this Section 8.20, so that the Preemptive Right provided for in this Agreement, and contemplated in the call notice, may be fully exercised by the other Parties.

8.20.4. BNDESPAR, pursuant to the terms of the “Agreement for Subscription of Shares Issued by TELEMAR PARTICIPAÇÕES S.A. and other Covenants” entered into with the Company on the date of execution of this Agreement, shall not sell its redeemable preferred shares issued by the Company (“lock-up”) while the Company, as provided by the terms of said subscription agreement and of its Bylaws, is in compliance with its obligations of carrying out the scheduled redemption, the renegotiation and release of the Class A preferred shares issued by TELEMAR in the established timeframe, and the payment of the fixed dividends of said preferred shares.

8.20.5. The Public Action call notice shall set forth that the buyer of the Affected Shares held by BNDESPAR shall irrevocably adhere, in an absolute and irreversible manner, to the terms of this Agreement. In the case of the Subscription Right, the call notice shall also establish that the buyer of the Subscription Rights held by BNDESPAR shall undertake to adhere to this Agreement at the time of conversion of the bonds or securities into voting shares or of their subscription.

8.21. FASS shall not make any offer to buy Affected Shares held by a specific Shareholder. If it wishes to buy Affected Shares, FASS shall make a single offer to all the Shareholders.

8.22. None of the provisions of this agreement, particularly the provisions of this Section 8, shall apply to the sale of Affected Shares by one Party to its parent company or its subsidiary, provided that the buyers adhere in advance and in writing to the Shareholders’ Agreement, undertaking all obligations and rights of the selling Party, remaining the latter severally liable for the obligations of the buyer in this Agreement.

8.23. The Parties express their acquiescence with regard to the transfer of ASSECA’s shares, issued by the Company, to AG INVESTIMENTOS and L.F. TEL, at the proportion of fifty percent (50%) each, as a result of ASSECA’s corporate restructuring, expressly acknowledging that none of the provisions set forth in this Section 8 shall be applied to this transfer.

8.24. The Parties express their acquiescence with regard to the transfer of FIAGO’s shares, issued by the Company, to PREVI, PETROS, FUNCEF and FASS, as a result of FIAGO’s corporate restructuring, expressly acknowledging that none of the provisions set forth in this Section 8 shall be applied to this transfer.

SECTION 9 – TAG-ALONG RIGHT

9.1. In the event one or more Shareholders decide to sell to third parties, directly or indirectly, through one or more transactions, their Affected Shares (“Sellers”) representing the control of the Company (“Transfer of Equity Control”), and if the Preemptive Right has not been exercised by the other Shareholders, as set forth in Section 8, said Shareholders shall be entitled to sell (“Participants”), jointly with the Sellers, the Shares they own, proportionally to the number of Shares that are being sold (“Tag-along Right”).

9.1.1. For the purposes of the provisions of this section, the definition of Transfer of Equity Control contained in Article 254-A of Law no. 6,404/76, as amended by Law no. 10,303/2001 and CVM’s interpretations, shall apply.

9.2. In the event set forth in item 9.1, the Sellers shall notify in writing the other Parties and the Company, informing of the intended sale (“Sale Notification”), establishing a period not less than fifteen (15) Business Days to carry out the sale (“Sale Date”) The sales agreement draft agreed so far shall be attached to the Sale Notification and specify: (i) the name and qualification of the buyer (“Buyer”); (ii) the number of Shares that the Sellers wish to sell; (iii) the price and other sale terms; (iv) confirmation that the Buyer has been informed of the Tag-along Right; and (v) the Sale Date, limited to thirty (30) Business Days as of the date of the Sale Notification.

9.3. The Parties wishing to exercise their Tag-along Right (“Participants”) shall notify the Sellers and the Buyer, in writing, not later than five (5) Business Days as of the receipt of the Sale Notification, specifying the number of Affected Shares they intend to sell.

9.4. The price per Affected Share to be paid by the Buyer to the Participants shall be equal to the price per Affected Share paid to the Seller. The sale terms shall be the same to both the Sellers and Participants, being established that when negotiating the sale of their Affected Shares to third parties, the Seller shall set forth that: (i) the only representations and warranties that the Participants will have to provide shall be related to the Affected Shares that the Participants will sell, to their legal capacity and to the authority of their legal representatives to execute the sales agreement; (ii) the only obligation of the Participants shall be to transfer the ownership of the Affected Shares to the Buyer, according to the terms of the shares purchase and sale agreement; and (iii) the Participants shall be severally and not jointly liable with regard to the sale. If the Buyer does not accept these terms, the sale of the Affected Shares by the Seller shall become dependent on the prior written approval by the Participants.

9.5. If the Buyer refuses to purchase all the Affected Shares offered by the Participants for sale in the exercise of the Tag-along Right, the Seller shall not be allowed to sell any of his Affected Shares to the Buyer, unless an express consent has been obtained from the Participants.

9.6. If none of the other Parties exercise their Tag-along Right, the Seller shall be allowed, up to the Sale Date, to sell his Affected Shares for the same price and according to the same terms and conditions informed in the Sale Notification. In the event the sale is not completed until the Sale Date and according to the terms offered, the procedures inherent to the Preemptive Right and the Tag-along Right, as provided for in this Agreement, shall be carried out again.

9.7 If any of the Shareholders exercise their tag-along right, the Sellers shall not dispose of their Affected Shares unless the sale also comprises all the Affected Shares purpose of the request for tag-along sale.

SECTION 10 – TRANSFER OF THE CONTROL OF THE PARTIES

10.1. The direct or indirect controlling shareholder of any of the Parties shall not cease to exercise the control of the Party without previously offering all Affected Shares owned by said Party to the other Parties, pursuant to the provisions of Section 8 above, related to the exercise of the Preemptive Right. For the purposes of the exercise of the Preemptive Right referred to in this item, the price, to be set by an appraiser chosen by mutual agreement of the Parties, shall be considered as Proposal, which should consider, so as to assess the Affected Shares to be sold, the amounts and terms of the proposal originally received by the controlling shareholder of the Party at issue.

10.2. The Company’s shares, held by the Party whose control ceases to be exercised in violation of the provision set forth in Section 10.1, shall no longer be considered Affected Shares; as a result, this Party shall have its voting rights suspended and be prohibited from participating in the Preliminary General Meetings.

10.3. The Parties may, at any time, request the other Parties to send the complete list of their voting shareholders as stood prior to date of the request.

SECTION 11 – REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

11.1. Each Party declares and guarantees that:

(i)	it is a duly organized and validly existing entity in good financial and legal standing;

(ii)	it has all required power and authority to own the Affected Shares and perform the obligations set forth in this Agreement;

(iii)	the execution of and compliance with the Agreement have been authorized by all required instances and (a) do not or will violate any law, rule, regulation, order or decree applicable thereto, (b) nor violate its bylaws and other corporate documents;

(iv)	this Agreement represents a legal obligation that binds its signatories and is enforceable against them, according to the terms herein; and

(v)	there is no pending lawsuit that said Party is a party to, which, if adversely resolved, might have a substantial adverse effect on the financial condition of the Party or on its capacity for complying with its obligations provided for in the Agreement herein.

SECTION 12 – AMENDMENT

12.1. Any amendment or modification to this Agreement may only be made or shall only bind the Parties if written and signed by all Parties.

SECTION 13 – WAIVERS

13.1. If any signatory fails to demand, at any time, the fulfillment of the provisions set forth in this Agreement or fails to exercise any option, alternative or right granted thereby, this fact shall not constitute a waiver of any of its provisions nor should it affect its validity or the right, in whole or in part, of any signatory to demand future compliance with any and all provisions of this Agreement or the exercise of said option, alternative or right, except as otherwise and expressly provided for in this Agreement. No waiver of any provision of this Agreement shall be effective with respect to the other signatories, unless stated in writing and by the legal representative of the waiving signatory.

SECTION 14 – ASSIGNMENT

14.1. The rights and obligations of the Parties to this Agreement shall not be transferred or assigned in whole or in part, except as provided for in this Agreement or with the prior written consent of the other Parties.

SECTION 15 – COMMUNICATIONS

15.1. All communications contemplated or allowed in this Agreement shall be in writing and be deemed as duly made when transmitted via telegram, facsimile or electronic data transfer (in each case subject to obtaining a receipt code or a confirmation of receipt by the addressee), or when delivered in person or sent by registered mail to the addresses of the Parties or persons authorized to receive said communications, at the addresses informed by each Party to the Board of Executive Officers.

SECTION 16 – TERM OF EFFECTIVENESS

16.1. The Agreement herein shall be valid and effective for a term of forty (40) years or for the term of effectiveness of any concession or authorization held by the Company and its subsidiaries, including their extensions, with the term of the event that happened last prevailing. 16.1.1 The term of effectiveness of this Agreement, as set forth in this Section, may be extended for successive periods of ten (10) years, by resolution of the Shareholders, taken at least six (6) months before the end of each term of effectiveness.

SECTION 17 – FILING, ANNOTATION AND COMPLIANCE OF THE COMPANY

17.1 The Company executes the instrument herein in the capacity of Intervening Party, being such intervention valid as filing of the Agreement at the Company’s headquarters for all legal effects, and it undertakes to file this Agreement at the headquarters of its Relevant Subsidiaries.

17.1.1 Obligations resulting from this Shareholders’ Agreement shall be registered at the Company’s and its Relevant Subsidiaries’ Records of Registered Shares, which shall bear at the margin of the Share record the following wording: “The shares indicated herein are bound by and subject to the terms and conditions of the Shareholders’ Agreement of the Company, entered into on [            ], and the provisions thereof shall observe the expiration periods of said Agreement, mainly with respect to the exercise of the voting rights inherent to the shares and their transfer or encumbrance for any purpose,”. Said record prevents the performance of any acts in violation of the terms of the Agreement herein, and in such cases the Company is therefore legally authorized not to record said acts and to refuse to transfer the ownership or title of any rights over the shares encompassed by this Agreement.

17.1.2 The Company and its Relevant Subsidiaries shall be governed by the provisions of this Agreement and their respective Bylaws. In case of conflict between this Agreement and the Bylaws, the provisions of this Agreement shall prevail in relation to the Parties.

17.3. The Parties undertake, in the shortest possible time, to hold General Meetings to amend the Bylaws so as to adjust them to the provisions hereof.

SECTION 18 – SPECIFIC PERFORMANCE

18.1. The Parties hereby undertake to exercise their voting rights regarding the Company and its Relevant Subsidiaries in compliance with the terms of this Agreement, through which any Party has the right to demand specific performance against the other Parties, according to provisions of Articles 466-A, 466-B and 466-C of the Brazilian Code of Civil Procedure and Article 118, §3, of Law 6,404, of December 15, 1976. Notwithstanding any provisions to the contrary included herein, the Parties are aware and agree that, if any Party fails to fulfill any obligation set forth in this Agreement, the defaulting party won’t be allowed to vote at Preliminary General Meetings until the default has been remedied.

18.2. Each Party has the right to request the chairman of the General Meeting, the chairman of the Board of Directors’ meeting and/or the CEO of the Company and of its Relevant Subsidiaries to declare a cast vote or a transfer of Affected Shares invalid if there is a breach of the provisions of this Agreement, irrespective of any court or out of court lawsuit, and it is the responsibility of the chairman of the General Meeting, the chairman of the Board of Directors’ meeting and/or the CEO of the Company and of its Relevant Subsidiaries to abide by this Agreement and make sure it is complied with, pursuant to Article 118 of Law no. 6,404, of December 15, 1976.

SECTION 19 – BINDING NATURE

19.1. The terms and conditions of this Agreement shall irrevocably and irreversibly benefit and be binding upon its signatories and their respective successors on any account.

SECTION 20 – GENERAL PROVISIONS

20.1. Any tolerance, by any of the Parties, as to the inaccurate, late compliance or the noncompliance with the obligations of the other party shall only be accepted singly and shall not constitute a waiver or novation of any kind.

20.2. If any section or provision herein becomes ineffectual, unenforceable or invalid, the enforceability or validity of the other sections and provisions shall not be affected, which shall remain in full force and effect. In such case, the Parties shall negotiate in good faith the substitution of the section or provision deemed ineffectual, so as to preserve the objectives and principles established in this Agreement.

20.3. This Agreement revokes any and all other shareholders’ agreements of the Company entered into among the Parties, reflecting all understandings among the Parties with regard to the matter considered herein, except for the provisions contained in the shareholders’ agreement entered into by AG, L.F. TEL and FASS, as well as the provisions included in the Shareholding Restructuring Agreement and Other Covenants, executed on this date.

20.4. Any and all amounts expressed in Reais in this Agreement shall automatically be restated by the IPC-A (Brazilian Extended Consumer Price Index) or by another index that officially happens to replace it, within the smallest interval established in the applicable laws.

SECTION 21 – NEW BUSINESSES

21.1. The Parties agree that any and all new businesses that compete with or are supplementary to the activities of the Company or its subsidiaries shall be primarily explored by the Company, either directly or indirectly, through one of its subsidiaries.

21.2. For the purposes of the previous item, the Party wishing to explore any business that competes with or supplements the activities of the Company and its subsidiaries (“Proponent Party”) shall offer this opportunity to the Company, providing it with the necessary information for decision-making. The Proponent Party, as the case may be, may require the execution of a confidentiality agreement with the Company and the other Parties.

21.3. A Preliminary General Meeting shall be called, as provided for in this Agreement, to resolve on the offer of the new business presented pursuant to the terms of this Section, and the Proponent Party shall not be allowed to take part in the vote on this matter and its shareholding shall not be considered in the quorum count needed for approval of said matter. If it is resolved that the Company will not pursue the new business opportunity, or in the event there is no unequivocal resolution for the Company to pursue said opportunity, the Proponent Party shall feel free to pursue the new business opportunity, provided that the terms are not more favorable than those informed to the Company, pursuant to the provisions of this Section.

SECTION 22 – REORGANIZATION OF SHAREHOLDER FIAGO

22.1. All rights and obligations set forth in this Agreement with regard to FIAGO are fully effective as of the agreement’s execution, except for the rights and obligations provided for in Sections 3, 4 and 5, relative to the exercise of the voting right, including the election of members of the Board of Directors and the election and dismissal of Executive Officers.

22.2. The exercise of the voting right and the rights to elect members of the Board of Directors and of the Board of Executive Officers shall only be exercised by FIAGO, in the event set forth in Section 22.6, or alternatively, by PREVI, PETROS and FUNCEF, as from the implementation of the terms set forth in Section 22.5.

22.3. FIAGO shall be bound to implement a reorganization process through which PREVI, PETROS, FUNCEF and FASS will become direct shareholders of the Company (“Reorganization”), as from the effective transfer of the shares issued by INVITEL S.A., in the capacity of indirect parent company of BRASIL TELECOM PARTICIPAÇÕES S.A. and of BRASIL TELECOM S.A., to TELEMAR, pursuant to the terms of the Share Purchase and Sale Agreement, entered into on the date of execution of this Agreement.

22.4. Upon completion of FIAGO’s Reorganization, the shares held by PREVI, PETROS, FUNCEF and FASS, according to the interest they hold in FIAGO at the time of Reorganization, shall be automatically considered, irrespective of manifestation by any signatory to this instrument, as Affected Shares with regard to this Agreement, and the Affected Shares held by FASS shall also be automatically considered affected shares with regard to the shareholders’ agreement executed by AG, L.F. TEL and FASS, irrespective of manifestation by any signatory to this instrument, and this procedure shall not be considered an amendment to that agreement, as provided for in Section 6.1.1.

22.5. Upon becoming shareholders of the Company as a result of the Reorganization, PREVI, PETROS and FUNCEF may (unless there is a regulatory impediment) exercise their respective voting rights set forth in Sections 3, 4 and 5 of this Agreement, even with regard to the election of the members of the Board of Directors and Fiscal Council and the election and dismissal of Executive Officers.

22.6. It is hereby established that the failure to purchase the shares issued by INVITEL S.A., parent company of BRASIL TELECOM PARTICIPAÇÕES S.A. and of BRASIL TELECOM S.A., strictly pursuant to the terms of the Share Purchase and Sale Agreement entered into on the date of execution of this Agreement, with the intervention of TELEMAR, shall release FIAGO from the obligation of implementing the Reorganization.

22.7. In the event set forth in Section 22.6 (failure to carry out the purchase of shares issued by INVITEL S.A.), FIAGO shall, provided it obtains the approval of the National Agency for Telecommunications (Anatel), exercise its respective voting rights provided for in Sections 3, 4 and 5 of this Agreement, even with regard to the election of members of the Board of Directors and the election and dismissal of Executive Officers.

SECTION 23 – RESOLUTION OF CONFLICTS

23.1. The Parties shall make efforts for finding an amicable and consensual solution to disagreements or conflicts arising out of the interpretation and/or implementation of the provisions herein. The Parties hereby undertake to act in the following manner:

(i)	if, after having discussions for a period of ten (10) Business Days, the Parties still fail to reach an amicable solution and a consensus with regard to the disagreements or conflicts derived from the interpretation and/or implementation of the Agreement, the conflict or controversy shall be taken to an Arbitration Court, within ten (10) Business Days from the notification by one Party to any of the other parties with reference to this matter, pursuant to Law no. 9,307, of September 23, 1996 and to the regulation of the Brazilian Mediation and Arbitration Center (“Regulation”);

(ii)	the arbitration shall be governed by the rules of the Regulation, and the Brazilian Mediation and Arbitration Center shall be responsible for managing the arbitral procedure;

(iii)

the Arbitration Court shall be comprised of three (3) arbitrators. One of them shall be appointed by the claimant Party (or Parties), the other by the defendant Party (or Parties), and the third arbitrator, who shall be the Arbitration Court chairman, shall be selected by the arbitrators appointed by the Parties. The third arbitrator shall be selected within ten (10) days from the appointment of the second arbitrator. Should one of the parties fail to appoint an arbitrator, or if the appointed arbitrators do not reach a consensus as to the choice of the third arbitrator, it shall be incumbent upon the chairman of the Brazilian Mediation and Arbitration Center to appoint an arbitrator not later than ten (10) days from the date the disagreement or omission occurred;

(iv)	the place of arbitration shall be the City of Rio de Janeiro, in the State of Rio de Janeiro, and the arbitration shall be conducted in the Portuguese language;

(v)	the arbitrators shall make decisions in accordance with the applicable laws of Brazil;

(vi)	the arbitral decision shall be considered final and irrevocable and shall be binding upon the Parties, which expressly waive any appeal against the arbitral decision;

(vii)	the Parties may appeal to the Judiciary only in the cases described next, however, this shall not constitute a waiver of the arbitration as the only means to be chosen by the Parties to resolve controversies: (i) make sure the arbitration is established (ii) obtain preliminary injunctions for protection of rights existing prior to the establishment of the Arbitration Court; and (iii) enforce any decision of the Arbitration Court;

(viii)	the responsibility for paying the costs related to the arbitration shall be determined according to the Regulation.

23.2. This Agreement shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

23.3. The Parties solely and exclusively elect the Courts of the Capital of the State of Rio de Janeiro as competent to analyze and rule over matters arising out of this Agreement, pursuant to provisions of Section 23.1, item (vii), waiving any other, however privileged it may be.

SECTION 24 – TRANSITORY PROVISIONS

24.1. The decision related to the change of the terms of the Commission Agreement entered into on this date between TELEMAR NORTE LESTE, as Principal, and Banco de Investimentos Credit Suisse (Brasil) S.A., as Commission Merchant, as well as the manifestation of TELEMAR NORTE LESTE set forth in Section 12.3 of the Commission Agreement, may only be taken by TELEMAR NORTE LESTE’s Management after the approval by the Parties at the Company’s General Meeting called, instated and held pursuant to the Bylaws, and the Parties shall resolve solely in this event, through special quorum by means of unanimous resolution.

24.2. In the event that the quorum set forth in item 24.1 above is not achieved, TELEMAR NORTE LESTE’s Management shall recommend the Commission Merchant, as Buyer of the shares issued by INVITEL S.A., to elect the option to terminate the purchase and sale agreement, with payment of the contract termination premium.

24.3. It is hereby established that in the event that the shares issued by INVITEL S.A. are purchased by TELEMAR NORTE LESTE, pursuant to the terms of the Commission Agreement above mentioned and of the respective Share Purchase and Sale Agreement entered into between the Commission Merchant and the shareholders of INVITEL S.A., then BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. shall be considered Relevant Subsidiaries for the purposes of this Agreement.

24.4. The Parties agree that the current Chief Executive Officer of TELE NORTE LESTE and TELEMAR, Luiz Eduardo Falco, shall be reelected by the Board of Directors of the referred to companies to hold said position for a three-year term, during the year of 2008, as provided in the respective bylaws.

24.5. The Parties agree that, while BNDESPAR holds redeemable preferred shares issued by the Company, the following shall depend on its express approval:

(a) the assumption of any obligation, including the ones arising out of financing contracts, credit or loan agreements, higher than one hundred and fifty million reais (R$150,000,000.00) or of overall value, in a period of 12 consecutive months, that exceeds one hundred and fifty million reais (R$150,000,000.00), except (i) if resulting from financing, credit or loan agreement, or issue of debentures or commercial promissory notes contracted to pay BNDESPAR the amounts set forth for total or partial redemption or for payment of fixed dividends of said preferred shares, as provided in the “Agreement for Subscription of Shares Issued by Telemar Participações S.A.” executed between the Company and BNDESPAR, or (ii) any financing, credit or loan agreement, or issue of debentures or commercial promissory notes intended for refinancing principal, interest and ancillary amounts of the substantiated debt in the (x) Senior Secured Bridge Credit Agreement, executed on July 24, 2007, by the Company, the Lenders defined therein, ABN AMRO Bank N.V., Banco do Brasil S.A., Citigroup Global Markets Inc., J. P. Morgan Securities LLC and UBS AG, London Branch, as amended; and (y) in the 936 single series Commercial Promissory Notes numbered 0001/4800 to 0936/4800, issued on July 25, 2007, within the scope of the first issue of the commercial promissory notes of the Company, registered at CVM under no. CVM/SRE/RNP/2007/013, on July 17, 2007, (x) and (y) and any other short-term financing that might replace them, hereinafter jointly called “BRIDGE” or (iii) the refunding of said debts referred to in (x) or (y) above (called “TAKE-OUT” and, jointly with BRIDGE, “DEBT”), as well as (iv) any refunding of the debts referred to in (i) and (ii) above, provided that (a) the amount of such debt does not increase when refunded, except for the increase of incurred interests and advance payment premiums or fines related to the refunded debt, and fees and expenses reasonably incurred in said refunding; and (b) the provisions with regard to dividend restrictions, mandatory advance payments and restrictions related to the assumption of other loans or financings are not more onerous to the debtors of said instruments in any relevant aspect than the debt that is being refunded;

(b) any investment made by the Company, including the acquisition of shareholding in an amount higher than ten million reais (R$10,000,000.00) or of overall value, in a period of 12 consecutive months, that exceeds ten million reais (R$10,000,000.00);

(c) the reduction of the Company’s capital stock, except for the creation of a reserve to promote the redemption of BNDESPAR’s shares, creation of a reserve to pay the fixed dividend of the preferred shares;

(d) the disposal of permanent assets of the Company subject to registration of ownership, or spin-off with transfer of part of its assets (except for the spin-off regarding the Company’s investment in CONTAX), above the limit of ten million reais (R$10,000,000.00) per annum or of overall value, in a period of 12 consecutive months, that exceeds ten million reais (R$10,000,000.00);

(e) the encumbrance of goods of the permanent assets of the Company subject to registration of ownership, above the limit of ten million reais (R$10,000,000.00) per annum or of overall value, in a period of 12 consecutive months, that exceeds ten million reais (R$10,000,000.00), except for (i) encumbrance of the Class A preferred shares issued by TELEMAR (“TMAR5 SHARES”) held by the Company and of the common shares issued by TELE NORTE LESTE (“TNLP”) held by the Company to the benefit of the creditors of the DEBT or the creditors of the obligations undertaken to pay BNDESPAR, as well as of the refundings mentioned in Section 24.5 (a) (iv) above, so as to maintain the minimum limit set forth in each of these instruments; (ii) any additional guarantee provided for in the DEBT instruments, so as to maintain the minimum limit set forth in each of these instruments, and (iii) any guarantee offered to the loan creditors referred to in letter (a) of this item, as a direct result of the DEBT or of the obligations that might be contracted to pay BNDESPAR or from the refundings mentioned therein;

(f) the payment of any remuneration to the shareholders, including dividends, interest on own capital, or any other type of distribution of funds to the shareholders, if the mandatory fixed dividends to which the redeemable preferred shares are entitled to have not been paid on the established dates or if the scheduled redemption, in cash, of said shares has not been made;

(g) the establishment of any amortization schedule with a maturity term higher than seven (7) years and with maximum average amortization term higher than five (5) years, when the renegotiation for the BRIDGE TAKE OUT with the creditor Banks takes place;

(h) the establishment of any release schedule of the TMAR5 SHARES given as collateral to BRIDGE not in accordance with the schedule table below, when the renegotiation for the BRIDGE TAKE OUT with the creditor Banks takes place;

Maximum Date	Minimum amount to be unencumbered
04/25/2011	1,224,311
10/25/2011	2,244,571
04/25/2012	3,468,882
10/25/2012	4,693,193
04/25/2013	6,121,556
10/25/2013	7,141,816
04/25/2014	8,162,076
10/25/2014	9,182,336
04/25/2015	10,202,596
10/25/2015	11,222,856
04/25/2016	12,243,116

24.6. The Parties undertake to make sure that the overall number of job posts in the companies of the TELEMAR GROUP, existing on February 1, 2008, is maintained for at least a three-year period as of the date of execution of this Agreement.

24.6.1. In the event the shares representing the control of GRUPO BRASIL TELECOM are bought, the Parties also undertake to make sure that the overall number of job posts, existing on February 1, 2008 (first day of February, 2008), is maintained for at least a three-year period as of the date of execution of this Agreement.

24.6.2. Furthermore, the Parties shall undertake, during the period in which BNDESPAR holds preferred shares of the Company, in the event there are personnel dismissals in any of the companies of the groups referred to in items 24.6 e 24.6.1, to offer a training program aimed at the work opportunities in the region and/or to offer programs for outplacement of workers in other companies, after having submitted to BNDESPAR’s appreciation a document specifying and certifying the completion of the negotiations carried out with the competent representations of the workers involved in the dismissal process.

The pages of the present instrument are initialed by Álvaro Braga Lourenço, attorney of the BNDES System, by authorization of the legal representatives of BNDESPAR.

IN WITNESS WHEREOF, the Agreement herein is executed in eleven (11) counterparts of equal tenor and content, in the presence of the two (2) witnesses below.

Rio de Janeiro, April 25, 2008.

AG TELECOM PARTICIPAÇÕES S.A.

L.F. TEL S.A.

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL

ASSECA PARTICIPAÇÕES S.A.

BNDES PARTICIPAÇÕES S.A – BNDESPAR

FIAGO PARTICIPAÇÕES S.A.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS
DO BANCO DO BRASIL – PREVI

FUNDAÇÃO PETROBRAS DE
SEGURIDADE SOCIAL – PETROS

Continuation of the signature page of the Shareholders’ Agreement of Telemar Participações S.A. executed among AG Telecom Participações S.A., Andrade Gutierrez Investimentos em Telecomunicações L.F. Tel. S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. – BNDESPAR, Asseca Participações S.A., Fiago Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação Petrobrás de Seguridade Social - PETROS, Fundação dos Economiários Federais – FUNCEF and Telemar Participações S.A.

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF

ANDRADE GUTIERREZ INVESTIMENTOS
EM TELECOMUNICAÇÕES S.A.

TELEMAR PARTICIPAÇÕES S.A.

Witnesses:

1
Name:
Individual Taxpayer’s ID (CPF):

2
Name:
Individual Taxpayer’s ID (CPF):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Júlio Cesar Pinto
Name: Júlio Cesar Pinto
Title: Officer

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer